AH 3/11/03

[redacted]

SECURIT 03012110 IISSION CM
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH. D.C.
181

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crowley Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3201-B Millcreek Road
(No. and Street)

Wilmington, DE 19808
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Crowley (302) 994-4700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Truitt, Sarnecki & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

5301 Limestone Road, Suite 128, Wilmington, DE 19808-1246
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9

OATH OR AFFIRMATION

I, Robert A. Crowley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crowley Securities, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Catherine C. Crowley
Notary Public
Delaware
My Commission Expires
March 29, 2003

[signature]
Signature

General Partner
Title

Catherine C. Crowley
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROWLEY SECURITIES

FINANCIAL STATEMENTS

DECEMBER 31, 2002

CROWLEY SECURITIES
TABLE OF CONTENTS
DECEMBER 31, 2002

			Page No.
Independent Auditors' Report			1
EXHIBIT A	-	Statement of Financial Condition As of December 31, 2002	2
EXHIBIT B	-	Statement of Operations and Other Comprehensive Loss For the Year Ended December 31, 2002	3
EXHIBIT C	-	Statement of Changes in Partner's Capital For the Year Ended December 31, 2002	4
EXHIBIT D	-	Statement of Cash Flows For the Year Ended December 31, 2002	5
Notes to the Financial Statements			6-7
Independent Auditors' Report on Supplementary Information			8
SCHEDULE I	-	Schedule of Computation of Net Capital Pursuant to Rule 15C3-1 For the Year Ended December 31, 2002	9

Truitt, Sarnecki & Associates
CERTIFIED PUBLIC ACCOUNTANTS

The Right Move

Ronald W. Truitt, CPA • Gregory J. Sarnecki, CPA • Kenneth W. Stewart, CPA • Stephen D. Ritchie, CPA

Donna McClintock, CPA • Scott A. Sumner, CPA • Jeffrey A. Elwell, CPA

The Partners
Crowley Securities
Wilmington, Delaware

Independent Auditors' Report

We have audited the accompanying Statement of Financial Condition of Crowley Securities as of December 31, 2002, and the related Statements of Operations and Other Comprehensive Loss, Changes in Partners' Capital, and Cash Flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crowley Securities as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Truitt, Sarnecki & Associates
Truitt, Sarnecki & Associates, P.A.

January 23, 2003

5301 Limestone Road, Suite 128 - Stoney Batter Office Building - Wilmington, Delaware 19808-1246
302.234.1400 - 302.235.1400 F - tsa@truitt-sarnecki.com

EXHIBIT A

CROWLEY SECURITIES
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash (Exhibit D)	$ 10,046	
TOTAL ASSETS		$ 10,046

PARTNERS' CAPITAL

PARTNERS CAPITAL		
Partners' Capital (Exhibit C)	$ 13,346	
Accumulated Other Comprehensive Loss (Exhibit C)	(3,300)	
TOTAL PARTNERS' CAPITAL		$ 10,046

See accompanying notes.

EXHIBIT B

CROWLEY SECURITIES
STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE		
Commission Income	$ 273	
Concession Income - Other	94	
Interest Income	7	
Loss on Sale of Securities	(2,114)	
NET LOSS (Exhibits C and D)		$ (1,740)
OTHER COMPREHENSIVE LOSS		
Unrealized Loss on Securities:		
Unrealized Holding Loss Arising During the Period	(3,586)	
Less: Reclassification Adjustment for Loss Included in Net Income	143	
OTHER COMPREHENSIVE LOSS (Exhibit C)		(3,443)
TOTAL COMPREHENSIVE LOSS		$ (5,183)

See accompanying notes.

EXHIBIT C

CROWLEY SECURITIES
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2002

	Partners' Capital	Accumulated Other Comprehensive Income (Loss)	Total Partners' Capital
BEGINNING BALANCE - January 1, 2002	$ 14,936	$ 143	$ 15,079
ADD:			
Contributed Capital	150	0	150
Net Loss (Exhibit B)	(1,740)	0	(1,740)
Other Comprehensive Loss (Exhibit B)	0	(3,443)	(3,443)
ENDING BALANCE: December 31, 2002 (Exhibit A)	$ 13,346	$ (3,300)	$ 10,046

See accompanying notes.

EXHIBIT D

CROWLEY SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss (Exhibit B)	$ (1,740)	
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities		
Realized Loss on Sale of Securities	2,114	
Decrease in Receivables	45	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 419
CASH FLOWS FROM INVESTING ACTIVITIES		
Contributed Capital	$ 150	
Proceeds from Sale of Marketable Securities	8,303	
NET CASH PROVIDED BY INVESTING ACTIVITIES		8,453
NET INCREASE IN CASH		$ 8,872
CASH BALANCE - January 1, 2002		1,174
CASH BALANCE - December 31, 2002 (Exhibit A)		$ 10,046

See accompanying notes.

CROWLEY SECURITIES
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1: GENERAL

The entity operates as a Partnership established for the specific purpose of providing services as a securities broker/dealer to the Mid-Atlantic Region from its sole location in Wilmington, Delaware.

In order to conduct business as a securities broker/dealer, SEC Rule 15C3-1 requires the maintenance of a minimum capital balance of $5,000 for broker/dealers that do not hold funds or securities for, or owe money or securities to, customers, and do not carry accounts of, or for customers.

All customer transactions are cleared through another broker dealer on a fully disclosed basis; therefore, the entity claims an exemption from SEC Rule 15C3-3 under Section k(2)(ii).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Commission and concession income are generally recognized on a trade date basis. Commissions and concessions are collected directly from the gross proceeds of securities sold on the trade date.

Income Taxes - The Partnership is not a tax-paying entity for purposes of federal and state income taxes. No provision is made in the accompanying financial statements for income taxes, since as a partnership, its income and losses are allocated and taxed to the individual partners.

Cash Equivalents - For purposes of the statement of cash flows, the Partnership considers all short-term investments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Investments – The Partnership carries its securities held for sale at fair market value. Realized gains and losses are reported on the statement of operations and are derived from the proceeds of the security at the trade date less the cost basis of the security at the acquisition date. Unrealized gains and losses are reported on the statement of comprehensive income and are classified as accumulated comprehensive income under the partners' capital section of the statement of financial condition.

NOTE 3: RELATED PARTY TRANSACTIONS

During the current year the Partnership invested in one of the mutual funds managed by the Crowley Portfolio Group, Inc. Crowley Securities is the distributor of these mutual funds under separate distribution agreements. Frederick J. Crowley and Robert A. Crowley, officers of the Crowley Portfolio Group, Inc., are also the general partners of Crowley Securities

NOTE 4: MAJOR CUSTOMER

The Partnership derived a substantial portion of its revenue from a single customer.

NOTE 5: MARKETABLE SECURITIES

The Partnership has invested in a warrant of a publicly traded company. The fair market value of the warrant is measured by the excess of the fair market value of the underlying stock over its exercise price.

	Fair Market Value	Cost Basis	Unrealized Loss
Warrants in NASDAQ Stock Market	$ 0	$ 3,300	$ (3,300)

Truitt, Sarnecki & Associates
CERTIFIED PUBLIC ACCOUNTANTS

Ronald W. Truitt, CPA • Gregory J. Sarnecki, CPA • Kenneth W. Stewart, CPA • Stephen D. Ritchie, CPA

The Right Move

Donna McClintock, CPA • Scott A. Sumner, CPA • Jeffrey A. Elwell, CPA • Angela L. Cappelli, CPA

The Partners
Crowley Securities
Wilmington, Delaware

Independent Auditors' Report on Supplementary Information

We have examined the accompanying Statement of Financial Condition of Crowley Securities for the year ended December 31, 2002, and the related Statements of Operations and Other Comprehensive Loss, Changes in Partner's Capital, and Cash Flows for the year then ended. We have issued our report thereon dated January 23, 2003. Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Truitt, Sarnecki & Associates

Truitt, Sarnecki & Associates, P.A.

January 23, 2003

5301 Limestone Road, Suite 128 - Stoney Batter Office Building - Wilmington, Delaware 19808-1246
302.234.1400 - 302.235.1400 F - tsa@truitt-sarnecki.com

SCHEDULE I

CROWLEY SECURITIES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED DECEMBER 31, 2002

NET CAPITAL	$	10,046
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	$	10,046
DEDUCT:		
Haircuts (9%) on Marketable Securities		0
NET CAPITAL	$	10,046
AGGREGATE INDEBTEDNESS	$	0

NOTE: There was no difference from the Partnership's computation; therefore, no reconciliation has been prepared.

Truitt, Sarnecki & Associates
CERTIFIED PUBLIC ACCOUNTANTS

Ronald W. Truitt, CPA • Gregory J. Sarnecki, CPA • Kenneth W. Stewart, CPA • Stephen D. Ritchie, CPA

The Right Move

Donna McClintock, CPA • Scott A. Sumner, CPA • Jeffrey A. Elwell, CPA • Angela L. Cappelli, CPA

January 23, 2003

Crowley Securities
3201-B Millcreek Road
Wilmington, DE 19808

We have examined the financial statements of Crowley Securities for the year ended December 31, 2002, and have issued our report thereon dated January 23, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Crowley Securities that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of difference required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with

5301 Limestone Road, Suite 128 - Stoney Batter Office Building - Wilmington, Delaware 19808-1246
302.234.1400 - 302.235.1400 F - tsa@truitt-sarnecki.com

reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Crowley Securities taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Truitt, Sarnecki & Associates

Truitt, Sarnecki & Associates, P.A.